November 20, 2008

Mr. Ryan C. Milne

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

CF/AD 9

100 F. Street, N.E.

Washington, D.C.  20549-3561

RE:  Abviva, Inc. Form 8-K Item 4.01 filed November 18, 2008 (File No. 001-16291).

Dear Mr. Ryan;

Thank you for your letter dated November 19, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended Form 8-K report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Barrett Evans

Barrett Evans

Interim Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

RESPONSES TO QUESTIONS

1.

We note your disclosure that the Public Company Accounting Oversight Board revoked Jaspers + Hall, P.C.’s registration on October 21, 2008.  In the First paragraph of your Item 4.01, you disclose that “for the annual reports on Form 10-K fiscal years ended 2006-2007 and quarterly reports on Form 10-Q from 2006 up through November 10, 2008,” Jasper + Hall, P.C. had issued opinions on your financial statements.  Please revise to clarify and tell us whether Jaspers + Hall, P.C. reviewed or audited your financial statements after October 21, 2008.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response

Jaspers and Hall did not review or audit our financial statements after October 21, 2008.  For the annual reports on Form 10-K for the fiscal years ended 2006 and 2007 and quarterly reports on Form 10-Q from 2006 up through October 21, 2008 our auditor’s had issued opinions in each of the reports covered during the periods described above regarding the Company’s ability to continue as a going concern.

We have amended our 8-K to include the above stated language.

2.

In addition, Item 304(a)(1)(iv) of Regulation S-K requires a specific statement regarding whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinions, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please amend your Form 8-K to include this required disclosure.

Response

For the annual reports on Form 10-K for the fiscal years ended 2006 and 2007 and quarterly reports on Form 10-Q from 2006 up through October 21, 2008 our auditor’s had issued opinions in each of the reports covered during the periods described above regarding the Company’s ability to continue as a going concern.  There were no other adverse opinions or disclaimer of opinions that were qualified or modified as to uncertainty, audit scope or accounting principles for the annual reports on Form 10-K for the fiscal years ended 2006 and 2007 and quarterly reports on Form 10-Q from 2006 up through October 21, 2008.

We have amended our 8-K to include the above stated language.

3.

Please file An updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended Form 8-K filing.

Response

We have provided an updated letter from our former accountant.  It is included in Exhibit 16.1.

The company hereby acknowledges and affirms that:

o

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

o

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.